Exhibit 12.1 11/15/2005
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2004
and the year to date September 30, 2005

						Nine
						Months
						Ended
						September 30,
	2000	2001	2002	2003	2004	2005
----------------------------------------------Thousands of Dollars---------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings from continuing operations before income taxes	$1,581,877	$1,676,260	$1,846,003	$2,085,644	$2,119,183	$2,002,653
Preferred stock dividends of subsidiaries	19,194	18,452	17,340	21,167	29,815	22,229
Interest expense, net of amounts capitalized	642,685	557,625	491,888	527,295	640,260	551,168
Distributions on mandatorily redeemable preferred securities	169,090	168,594	174,687	151,358	27,230	0
AFUDC - Debt funds	44,357	25,924	16,816	12,370	17,970	16,028
Earnings as defined	$2,457,203	$2,446,855	$2,546,734	$2,797,834	$2,834,458	$2,592,078

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$485,618	$463,710	$476,047	$491,066	$499,737	$414,372
Interest on affiliated loans	(134)	(12,244)	0	0	99,737	95,791
Interest on interim obligations	134,033	82,386	29,925	18,035	8,671	15,790
Amort of debt disc, premium and expense, net	30,248	30,809	20,084	28,575	36,906	27,753
Other interest charges	37,277	18,888	(17,352)	1,989	13,179	13,490
Distributions on mandatorily redeemable preferred securities	169,090	168,594	174,687	151,358	27,230	0
Fixed charges as defined	$856,132	$752,143	$683,391	$691,023	$685,460	$567,196

RATIO OF EARNINGS TO FIXED CHARGES	2.87	3.25	3.73	4.05	4.14	4.57